Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

July 31, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Courtney Lindsay, Celeste M. Murphy, Tracie Mariner, and Kevin Vaughn

Re:	Metacrine, Inc.

Draft Registration Statement on Form S-1

Submitted July 2, 2020

CIK No. 0001634379

Dear Mr. Lindsay:

Enclosed on behalf of our client, Metacrine, Inc. (the “Company”), is an amendment (“Amendment No. 3”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on July 12, 2018, as amended by the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on August 24, 2018 and confidential draft registration statement on Form S-1 submitted to the Commission on July 2, 2020 (“Amendment No. 2”). The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2.

Amendment No. 3 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 27, 2020 with respect to Amendment No. 2 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 3.

Staff Comments and Company Responses

Prospectus Summary

Overview, page 1

1.

Please balance your Summary with disclosure that doctors recommend weight loss to treat nonalcoholic fatty liver disease (NAFLD) and nonalcoholic steatohepatitis (NASH) because weight loss can reduce fat in the liver, inflammation, and fibrosis, or scarring. We note your Risk Factor disclosure that the current standard of care is likely to present a major challenge to the market penetration of MET409 and MET642 for the treatment of NASH, if ever commercialized, please include this in your Summary.

Response: The Company has revised the disclosure on pages 2 and 85 of Amendment No. 3. In addition, the Company respectfully advises the Staff that the risk factor disclosure referenced in the second sentence of the Staff’s comment (“The lack of a reliable non-invasive method for the diagnosis of NASH is likely to present a major challenge to the market penetration of MET409 and MET642 for the

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Page Two

treatment of NASH, if ever commercialized”) relates to the lack of a reliable non-invasive method for the diagnosis of NASH, and not the current standard of care. There are presently no approved therapies for NASH and there is no “standard of care”. The Company has also revised the disclosure on page 6 of Amendment No. 3 to add the risk of a lack of a reliable non-invasive method for the diagnosis of NASH to the section entitled “Risks Associated with Our Business.”

2.

We note your disclosure that you “believe FXR agonists will become first-line monotherapy, as well as the backbone of combination therapy (emphasis added), for patients with NASH.” Please provide your basis for this statement given that diabetes, obesity and metabolic syndrome appear to be the diseases with which NASH is associated and it appears that the current standard of care includes antidiabetic therapies, which would appear to be the principal therapy in any potential combination with a therapy for NASH.

Response: The Company has revised the disclosure on pages 2, 4, 85 and 87 of Amendment No. 3 to remove “first-line” and “front-line” references. The Company respectfully advises the Staff that while diet and lifestyle modifications for weight loss are encouraged for patients with NASH, adherence by patients is low and there are there are no approved therapies for NASH. Medications are used to address common comorbidities of NASH, such as diabetes, but the effectiveness of this approach to treat or control NASH has been inconclusive. Therefore, the Company believes FXR agonists can be the backbone of a combination therapy in NASH that also includes another agent. Several other companies have used a number of different agents in clinical trials in combination with their FXR agonist product candidates. Initially, the Company plans to evaluate MET409 in combination with an antidiabetic agent that has previously shown clinical benefits in NASH in a Phase 2a clinical trial. The Company may also use other agents in future clinical trials. The Company has clarified the existing disclosure on pages 2, 17, 74 and 86 of Amendment No. 3 consistent with this rationale.

3.

Please revise here and throughout your prospectus to balance and provide the basis for your disclosure that “with our program, we believe we can be the leader [emphasis added] in developing best-in-class FXR agonist therapies for NASH and other GI diseases.” We note your disclosure that other companies are in later stages of clinical trials for their FXR agonists than you and that “MET409 and MET 642 are FXR agonists, a class of drugs from which there are no approved therapies in the diseases for which we are currently pursuing clinical trials, and our initial target indication is NASH, for which there are no approved therapies.” Further, please remove “best-in-class” and “first-in-class” therapy references (and similar phrases) found throughout your registration statement since these terms suggest that the product candidates are effective and likely to be approved.

Response: The Company has revised the disclosure on pages 1, 3, 5, 74, 85, 86, and 88 of Amendment No. 3 to remove references to “the leader” and “first-in-class.” In making the “best-in-class” statements throughout the registration statement, the Company has based such statements on publicly available data from several other companies that are in Phase 2 and Phase 3 of clinical trials for their FXR agonists, which show, among other things, that MET409 has improved relative liver fat reduction, lower overall pruritus rate and lower LDL-C increases. The basis for the “best-in-class” statements is included in the Company’s disclosure on pages 90, 92 and 96 of Amendment No. 3. In addition, the Company has qualified such statements with “we believe” and has disclosed throughout the registration statement that there are no FXR agonists approved for the treatment of the diseases for which the Company is currently pursuing clinical trials.

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Page Three

4.

We note your disclosure that “targeting FXR has demonstrated improvements in NASH in large-scale clinical trials, including reversal of fibrosis, which we believe makes this a well-established target (emphasis added) for the treatment of NASH patients.” Please revise your disclosure to provide the basis for this belief given your disclosure that “MET409 and MET 642 are FXR agonists, a class of drugs from which there are no approved therapies in the diseases for which we are currently pursuing clinical trials, and our initial target indication is NASH, for which there are no approved therapies.” We further note your disclosure on page 13 that “the FDA recently denied accelerated approval for a competitor’s product candidate based on the surrogate histologic endpoint of improvement of fibrosis as shown by liver biopsy with no worsening of NASH in lieu of clinical outcomes such as overall survival and time to transplant.”

Response: The Company has revised the disclosure on pages 1 and 85 of Amendment No. 3 to change “well-established target” to “scientifically validated target.” As noted in the Company’s response to the Staff’s comment #4 above, the Company respectfully advises the Staff that the Company has reviewed and analyzed publicly available data from several other companies that are in Phase 2 and Phase 3 of clinical trials for their FXR agonists, which show, among other things, liver fat reduction. Based on this data, the Company believes that the FXR agonist class for the treatment of NASH has been scientifically validated.

5.

As safety and efficacy determinations are solely within the Food and Drug Administration’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove references to these terms, along with references to “potency,” and any similar references in your prospectus.

Response: The Company respectfully advises the Staff that references to “potency” in the registration statement are intended to refer to the amount of a drug that is needed to produce a given pharmacological effect and is determined by the receptor affinity of a drug. The Company does not believe it is using the term in a manner inconsistent with industry practice in describing a product candidate’s desired or observed characteristics in clinical trials and preclinical studies, or in a manner that denotes safety or efficacy determinations. The Company has revised the disclosure on pages 3 and 90 of Amendment No. 3 to add a description of potency, which is not intended to denote safety or efficacy.

6.

We note your Summary disclosure on page 2 that you intend to pursue development of your FXR agonist product candidates for the treatment of Inflammatory Bowel Disease, or IBD, including Ulcerative Colitis, or UC, and Crohn’s disease. Please provide us with your analysis as to why it is appropriate to include the lengthy Summary discussion of these indications and emphasis on the $9 billion annual market opportunity for IBD given it appears your product candidates are preclinical for such indication. We note your disclosure that you plan to submit an IND for an undisclosed product candidate in 2022.

Response: The Company has revised the disclosure on page 3 of Amendment No. 3 to reduce the discussion of IBD and UC and the disclosure on pages 3, 86 and 98 of Amendment No. 3 to remove the reference to the $9 billion annual market opportunity for IBD. The Company believes its IBD development program is sufficiently material to its business and a critical piece of its strategy, as highlighted in its strategy bullet and future plans, and intends to allocate proceeds for the development of such program in its use of proceeds disclosure in a future amendment to the registration statement. While an IND for this disease area is almost two years from now, the ongoing and planned preclinical studies and early-stage clinical trials of its FXR agonists as part of the NASH program will directly benefit the IBD program. Specifically, the Company intends to use the Phase 1 clinical trials that are described in Amendment No. 3 as part of any IND submission and NDA filing with the FDA, regardless of the indication.

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Page Four

7.

We note your disclosure that “[i]n preclinical studies of our FXR agonists, we have observed improvement in colon inflammation on a level similar to that of biologics currently used for treatment. We believe an oral, once-daily therapy with FXR agonists, such as those in our FXR program, could be an attractive treatment option for IBD patients.” Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Additionally, comparisons to other available treatments require head-to-head trials. Please delete the statements indicating that your FXR agonists, which haven’t been clinically tested for this indication are effective at treating IBD and remove any comparisons with third party treatments, including your perceived similarity to existing therapies currently used for treatment.

Response: The Company has revised the disclosure on pages 3 and 86 of Amendment No. 3 to clarify that the references to injectable biologics are only intended to compare the mechanism of delivery (oral, as opposed to injectable), and not the efficacy of the treatments, for which the Company is not making any statements.

8.	We note that the status arrows in your pipeline chart on pages 4 and 86 end at different locations within the columns. Please include a narrative that describes what the chart is depicting.

Response: The Company has revised the disclosure on pages 4 and 87 of Amendment No. 3 to delete the “MET409 or MET642: Other Indications” and “Inflammation & Fibrosis Targets: Nash” arrows in the pipeline chart and to add disclosure that the Phase 1 clinical trial of MET642 is ongoing.

9.

We note that your pipeline table includes the “MET409 or MET642” for IBD Monotherapy, as preclinical programs that you are exploring, but it appears you don’t plan to file an IND for either of these candidates for such indication until 2022. As your narrative disclosure only briefly discusses these programs for any indication within the class of IBD, an IND is not planned until two years from now and you have not allocated any proceeds for their development in your use of proceeds section, please explain to us why you believe these programs are sufficiently material to your business to be included in your pipeline table. Your analysis should address specific product candidates and indications within IBD.

Response: The Company has revised the disclosure on page 3, 86 and 98 of Amendment No. 3 to clarify that the Company intends to use the clinical data from the Company’s development program for the treatment of NASH to help inform its IBD development program. Thus, the Company believes the interconnection between the development of these programs, including use of the same product candidates, is important for investors to understand the full scope of the Company’s development programs and product candidates, as opposed to viewing them as completely unrelated earlier stage discovery programs without an identified product candidate. In addition, as the Staff notes, the Company has informed investors of the development timeline with an IND submission in 2022 to provide a full picture of the stage of program. Finally, the Company believes its IBD development program is sufficiently material to its business and a critical piece of its strategy, as highlighted in its strategy bullet and future plans, and intends to allocate proceeds for the development of such program in its use of proceeds disclosure in a future amendment to the registration statement.

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Page Five

10.

We note that your pipeline table includes “MET409 or MET642” for “other indications” as preclinical programs that you are exploring. As you only discuss these programs in general terms very briefly in the prospectus and you have not allocated any proceeds for their development in your use of proceeds section, please provide us your analysis supporting your determination to include a specific product candidate for a specific indication in this category in your pipeline table.

Response: The Company has revised the disclosure on pages 4 and 87 of Amendment No. 3 to delete the “MET409 or MET642: Other Indications” arrow in the pipeline chart.

11.

Please remove the last row of your pipeline table that generically references “inflammation and fibrosis targets” and then “NASH,” neither of which are a summary of your research and development programs.

Response: The Company has revised the table on pages 4 and 87 of Amendment No. 3 to delete the “Inflammation & Fibrosis Targets: Nash” arrow in the pipeline chart.

12.

We note your disclosure that your lead candidate, MET409, completed Phase 1b clinical trial as a monotherapy in the Netherlands and that you plan to initiate a Phase 2a combination trial in the first half of 2021 of MET409 with an antidiabetic agent in patients with type 2 diabetes and NASH, and expect to report topline data in the first half of 2022. Please revise your disclosure to indicate whether you are conducting the Phase 2a trial in the United States and if so, whether you have submitted an IND to FDA. To the extent that you have submitted an IND, disclose when you submitted it and identify the IND sponsor(s) and the specific indications listed therein. Please disclose whether you believe that clinical data generated in the Netherlands will be accepted by the FDA and its foreign equivalents and therefore enable you to commence your planned Phase 2a trials in the United States, without the need to repeat your Phase 1 clinical trial in the United States.

Response: The Company has revised the disclosure on pages 22, 95 and 98 of Amendment No. 3.

13.	Please state when you plan to submit an IND in advance of your plans to initiate a Phase 2a, randomized, placebo-controlled trial of MET642 in patients with NASH in the first half of 2021.

Response: The Company has revised the disclosure on pages 4, 87, 95 and 98 of Amendment No. 3.

14.

We note your intent to expand the development of your FXR program into IBD. Please identify the product candidate and specific IBD indication referenced and state with more specificity when you plan to submit an IND and when you intend to initiate a Phase 2a clinical trial in IBD patients in 2022.

Response: The Company has revised the disclosure on pages 3, 5, 86, 88, 98 and 101 of Amendment No. 3. The Company respectfully advises the Staff that it has not yet determined whether it will advance MET409 or MET642 into development for the treatment of IBD. The Company has further revised its disclosure to made clear to investors that it expects either MET409 or MET642 will be advanced in IBD.

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Page Six

15.

We note your Risk Factor disclosure that “...some of our competitors may have ongoing clinical trials for product candidates that would treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. This is acutely relevant (emphasis added) for our development of MET409 and MET642 for the treatment of patients with NASH and IBD, diseases for which there are significant competition (emphasis added) for clinical trial subjects.” Please consider whether this is material to your business and as such should be included on page 5, Risks Associated with Our Business.

Response: The Company has revised the disclosure on page 6 of Amendment No. 3.

We are an early stage biopharmaceutical company with a very limited operating history., page 12

16.

We note that you disclose your results for the fiscal years ended December 31, 2018 and December 31, 2019, and for the six months ended June 30, 2020. Please expand your disclosure here and throughout your registration statement, where appropriate, to includes results for the six months ended June 30, 2019.

Response: The Company has expanded its disclosure on page 12 of Amendment No. 3. The Company respectfully advises the Staff that it will be including results for the six months ended June 30, 2019 and 2020 in a future amendment to the registration statement.

Risk Factors

We are very early in our development efforts and we have limited experience conducting clinical trials in humans., page 15

17.

We note your disclosure that “[t]o date, MET409 and MET642 have only been evaluated for safety and toxicology in animals for up to 13 weeks and 16 weeks, respectively, and their longer term toxicity is unknown.” Please confirm that this is current information, as it appears to be inconsistent with your clinical development disclosures.

Response: The Company has revised the disclosure on page 15 of Amendment No. 3. The Company confirms that the disclosure regarding the animal studies is accurate and current but the revised disclosure also references the duration of the complete Phase 1 clinical trial of MET409 for additional context.

We rely, and intend to rely, on third parties to conduct our clinical trials and perform some of our research and preclinical studies., page 30

18.	We note that you rely, and intend to rely, on third parties to conduct your clinical trials and perform certain other tasks. To the extent material, attach any agreements covering such relationships.

Response: The Company acknowledges the Staff’s comment and confirms that it does not deem the agreements covering such relationships as material under Regulation S-K Item 601(b) as such agreements are deemed by the Company to be in the ordinary course of its business, and the Company is not substantially dependent on any such agreement.

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Page Seven

Use of Proceeds, page 64

19.	Please disclose how far into development (e.g., phase of clinical study) for each product candidate with a specific indication you anticipate the proceeds of this offering will allow.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the use of proceeds disclosure in a future amendment to the registration statement.

Expedited Development and review programs, page 106

20.	Please expand your disclosure to explicitly state that fast track designation does not guarantee an accelerated review by the Food and Drug Administration

Response: The Company has revised the disclosure on page 110 of Amendment No. 3.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 151

21.

Please provide amended bylaws that reflect your disclosures regarding the applicability of your exclusive forum provision to Exchange Act and Securities claims or revise your disclosure here and your risk factor to clarify that your bylaws do not explicitly address the Exchange Act or Securities Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Company intends to adopt a public company form of bylaws that reflect the Company’s disclosures regarding the applicability of its exclusive forum provision to Exchange Act and Securities Act, and will file such bylaws as an exhibit in a future amendment to the registration statement.

*         *         *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Preston Klassen, M.D., MHS, Metacrine, Inc.

Cheston J. Larson, Latham & Watkins LLP

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